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DIRECT DIAL (212) 735-2524 DIRECT FAX (917) 777-2524 EMAIL ADDRESS RANDALL.DOUD@SKADDEN.COM

September 17, 2010

VIA EDGAR AND OVERNIGHT MAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Evan S. Jacobson and Christina Chalk

RE:	ICx Technologies, Inc. –
Schedule 14D-9 (File No. 005-83672)

Ladies and Gentlemen:

We are writing on behalf of our client, ICx Technologies, Inc., a Delaware corporation (the “Company”), to provide our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 9, 2010 (the “Comment Letter”), relating to the above referenced Schedule 14D-9 (the “Schedule 14D-9”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in italics and is followed by the corresponding response of the Company.

The changes made to the Schedule 14D-9 in response to the Staff’s comments are set forth in Amendment No. 3 to the Schedule 14D-9 (“Amendment No. 3”), which the Company filed with the Commission on Friday, September 17, 2010. Amendment No. 3 also contains certain other updates and changes from the copy of

Division of Corporation Finance

September 17, 2010

the Schedule 14D-9 filed on September 3, 2010, including a description of a memorandum of understanding relating to the settlement of certain litigation.

Item 2. Identity and Background of Filing Person, page 1

1.	In this section, you state that “[t]he foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.” We note similar language elsewhere in the Schedule 14D-9. Please revise such statements to eliminate the suggestion that the summary provided is not materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of the agreement.

The Company has revised the Schedule 14D-9 to modify the disclosure as requested. Please see the revised disclosure in Items 2, 3 and 8 and Annex B of Amendment No. 3.

Item 4. The Solicitation or Recommendation, page 10

Reasons for the Recommendation, page 16.

2.	This section includes a number of factors considered by your board of directors in connection with their evaluation of the offer; however, the language in the last line of the first paragraph indicates that the list is not complete and does not include all factors considered by the board. Please revise. In addition, Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A require that the actual reasons be stated to explain the board’s position. That is, explain how each listed factor was analyzed by the board and supports or does not support its recommendation.

The Company has revised the Schedule 14D-9 to modify the disclosure as requested. Please see the revised disclosure under the heading “Reasons for the Recommendation,” in subsection (b) of Item 4 of Amendment No. 3.

Division of Corporation Finance

September 17, 2010

Item 8. Additional Information, page 27

Financial Forecasts, page 31.

3.	We note that you have included non-GAAP financial measures in your financial forecasts. Please revise to provide the disclosure required by Rule 100 of Regulation G. For guidance, refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

The Company has revised the Schedule 14D-9 to modify the disclosure as requested. Please see the revised disclosure under the heading “Financial Forecasts,” in subsection (h) of Item 8 of Amendment No. 3.

Closing Comments

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Please see the enclosed written statement from the Company acknowledging the foregoing.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2524.

Very truly yours,

/s/ Randall H. Doud

Randall H. Doud

Enclosure

cc:	Colin J. Cumming, Chief Executive Officer
ICx Technologies, Inc.

September 17, 2010

VIA EDGAR AND OVERNIGHT MAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Evan S. Jacobson and Christina Chalk

RE:	ICx Technologies, Inc. –
Schedule 14D-9 (File No. 005-83672)

Ladies and Gentlemen:

In response to the request of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 9, 2010, relating to the above referenced Schedule 14D-9 (as amended, the “Filing”), ICx Technologies, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ICX TECHNOLOGIES, INC.

By:	/s/ Colin J. Cumming
Colin J. Cumming
Chief Executive Officer

cc:	Peter Allan Atkins and Randall H. Doud
Skadden, Arps, Slate, Meagher & Flom LLP